

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 12, 2007

via U.S. mail and facsimile

Ralph E. Faison
President and Chief Executive Officer
Andrew Corporation
3 Westbrook Corporate Center, Suite 900
Westchester, Illinois 60154

> **RE:** **Andrew Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 13, 2006**
> **Form 10-Q for the Fiscal Quarters Ended December 31, 2006 and**
> **March 31, 2007**
> **File No. 1-14617**

Dear Mr. Faison:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief